UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

CHANGE IN MANAGEMENT AT BELORETSK METALLURGICAL PLANT

Moscow, Russia – May 24, 2019 – Mechel PAO (MOEX: MTLR; NYSE: MTL), a leading Russian mining and metals company, reports management changes at Beloretsk Metallurgical Plant (BMK AO, part of Mechel Group).

Sergey Fedorov has been appointed Chief Executive Officer of Beloretsk Metallurgical Plant AO, replacing Viktor Kamelin who has headed the plant for nearly a decade.

“I am sure that Sergey Fedorov will be able to successfully continue his predecessor’s work and tackle the tasks facing the plant today. He has a lot of practical experience in the steelmaking business and proved himself as a high-class professional and efficient executive with a long track record,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

“We are deeply grateful to Viktor Kamelin for his major contribution to our Group’s key hardware producer’s work and development. With him at the helm, Beloretsk Metallurgical Plant managed to preserve and enrich its scientific and technological potential, expand its product range, increase output and consolidate its position as a leader in Russia’s hardware industry. The plant has implemented several important investment projects, launched a large-scale upgrade of its steel wire and rope facility.”

Prior to his appointment, Sergey Fedorov headed Mechel’s Lithuanian-based Mechel Nemunas plant since 2013. In 2010-2013, he worked as chief executive officer of Mechel Campia Turzii in Romania. In 2009-2010 he was managing director at Mechel’s Vyartsilya Metal Products Plant. Before that, in 1984-2009 he worked his way up at Vyartsilya Metal Products Plant, from core operations foreman to production and commercial operations director.

Sergey Fedorov graduated Magnitogorsk Institute of Mining and Metallurgy with a specialty in pressure metal treatment.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 24, 2019

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